UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ON Semiconductor Corporation

(Name of Subject Company (Issuer))

ON Semiconductor Corporation

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-5226

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Cheryl A. Ikegami

Snell & Wilmer L.L.P.

One Arizona Center

Phoenix, AZ 85004

Tel. (602) 382-6395

Fax. (602) 382-6070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,376,000	$7,086

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (the “Notes”) is $1,000 per $1,000 principal amount outstanding. As of March 16, 2010, there was $99,376,000 aggregate principal amount of the Notes outstanding.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,086	Filing Party:	ON Semiconductor Corporation.
Form or Registration No.:	SC TO-I	Date Filed:	March 16, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

On March 16, 2010, ON Semiconductor Corporation, a Delaware corporation (the “Company”), filed its Tender Offer Statement on Schedule TO (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) with respect to the offer to repurchase for cash the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B issued by the Company on July 21, 2006 (the “Notes”), pursuant to the requirements of the Indenture, dated as of July 21, 2006, as amended (the “Indenture”), by and among the Company, certain of its subsidiaries as Note Guarantors, and Wells Fargo Bank, N.A., as trustee (“Trustee”).

On April 12, 2010, the Company entered into a First Supplemental Indenture to the Indenture, pursuant to which the Company agreed to (1) add April 15, 2012 as an additional repurchase date under the Indenture and thus to repurchase any Notes tendered at the option of the holders of Notes on April 15, 2012 and (2) not redeem any Notes prior to April 15, 2012.

The First Supplemental Indenture is further described in the Company Supplemental Notice to Holders attached hereto as Exhibit 99(a), which is incorporated by reference herein.

Item 12.	Exhibits.

(a)	Company Supplemental Notice to Holders of its Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B dated April 12, 2010.

(b)	First Supplemental Indenture, dated as of April 12, 2010, by and among the Company, certain subsidiaries of the Company who are Note Guarantors, and Wells Fargo Bank, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2010.

(c)	News release issued by the Company, dated April 12, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: April 12, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)	Company Supplemental Notice to Holders of its Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B dated April 12, 2010.

(b)	First Supplemental Indenture, dated as of April 12, 2010, by and among the Company, certain subsidiaries of the Company who are Note Guarantors, and Wells Fargo Bank, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2010.

(c)	News release issued by the Company, dated April 12, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2010.

3